CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Allstate Life Insurance Company on Form S-3 of our report dated March 13, 2008, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for uncertainty in income taxes and accounting for deferred acquisition costs associated with internal replacements in 2007) relating to the financial statements and financial statement schedules of Allstate Life Insurance Company, appearing in the Annual Report on Form 10-K of Allstate Life Insurance Company for the year ended December 31, 2007 and to the reference to us under the heading "Experts" in
Exhibit 99 in Part II of this Registration Statement.

/s/ Deloitte & Touche, LLP

Chicago, Illinois
April 25, 2008